January 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow

Re:	Comment Letter dated January 21, 2022 regarding GEN Restaurant Group, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 27, 2021

File No. 377-05692

Dear Ms. Beysolow:

GEN Restaurant Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (File No. 377-05692) (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on December 27, 2021. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today.

Draft Registration Statement on Form S-1 Amendment No. 1 submitted December 27, 2021

Prospectus Summary, page 1

1.

Please balance your disclosure in this section by discussing your receipt of loans and grants under the Payroll Protection Program and the Restaurant Revitalization Fund, including the amounts received and forgiven. Please provide context for the discussion of your performance by providing quantitative and qualitative disclosure indicating how the receipt and forgiveness of such loans has impacted your results of operations.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure in the Prospectus Summary on page 4 of the Amendment to include further information regarding our receipt of loans and grants under the Payroll Protection Program and the Restaurant Revitalization Fund as requested.

2.

Please update the financial metrics, starting with AUVs, presented on pages 3 and 4 for the most recent fiscal period reported in the registration statement, as this information is presented only for 2019. Please make similar revisions elsewhere that you discuss these financial metrics.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 3, 4 and 76 of the Amendment to update our AUVs and other financial metrics to the most recent fiscal period reported in the Amendment.

Organizational Structure, page 7

3.

Please revise your discussion of the tax receivable agreement here, and elsewhere that you discuss the TRA, to describe how the TRA confers economic benefits to the pre-IPO investors, will redirect cash flows to the TRA participants, and may materially affect your liquidity. Please also quantify the estimated maximum payment you would be required to make under your TRA assuming all continuing members of GEN LLC redeem following this offering. Please similarly discuss the situation in which payments may be accelerated, such as under GEN Inc.’s right to early termination, and quantify the amount of the early termination payment.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 8, 14, 36, 37, 38, 119 and 120 of the Amendment to include further information regarding the TRA as requested. We have incorporated language regarding the expectation that payments under the TRA will be substantial on pages 8 and 14 of the Amendment. We have also added a number of modifications to enhance the discussion of the TRA throughout the document, including pages 36 and 38 of the Amendment. In addition, we have added disclosure in the specific risk factor on the TRA’s economic benefits on page 37 of the Amendment and in the related party agreement section on page 119 of the Amendment. Finally, estimates of the maximum payment required in the event all GEN LLC unitholders redeem their interests, and the amount of any early termination payment, will be completed once a price range for the offering is included, but a placeholder for these amounts is currently included on pages 37, 38 and 121 of the Amendment. We also advise the Staff that a copy of the form of the TRA will be filed in a subsequent filing.

4.

Your disclosure references a diagram of your structure and ownership immediately after the Reorganization and the offering, however it does not appear that the diagram is included. Please revise to include the diagram.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 9 and 56 of the Amendment to include the diagram as requested.

Use of Proceeds, page 60

5.	To the extent that any of the proceeds of the offering will be used to repay indebtedness, please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 12 and 61 of the Amendment to disclose that proceeds of the offering will be used to repay indebtedness, and to include the required information in connection therewith.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators and Non-GAAP Financial Measures, page 73

6.

We note your presentation of Non-GAAP measures here precedes the presentation and discussion of the results of operations beginning on page 76. Please move your Non-GAAP presentation so it does not have greater prominence than the presentation and discussion of your GAAP results of operations. Refer to Question 102.10 of the staff’s Compliance & Disclosure Interpretations on “Non-GAAP Financial Measures.”

Response:

We note the Staff’s comment, and in response thereto, have moved the disclosure on Non-GAAP measures to begin on page 84 of the Amendment as requested.

7.

We note your reconciliation of Adjusted EBITDA includes an adjustment for pre-opening expenses which represent normal, recurring, cash operating expenses necessary to operate your business. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages iii, 76 and 84 of the Amendment to clarify that we are no longer adjusting Adjusted EBITDA for pre-opening expenses.

8.

We note the reconciliation of restaurant-level operating income to restaurant-level EBITDA which appears on page 74. However, this information appears to differ from the financial snapshot on slide 22 of the test-the-waters materials. Please advise.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that after we initially furnished our test-the-waters presentation to the Staff, we updated certain information in the presentation, including the financial snapshot on slide 22, so that the reconciliation, which is now of revenue to restaurant-level adjusted EBITDA in the Amendment, is shown consistently in the revised test-the-water presentation. Concurrent with the filing of this letter, we are furnishing a copy of the now current and revised test-the-waters presentation to the Staff for review, which reflects changes made in response to the comments received from the Staff in the comment letter.

Comparable Restaurant Sales Growth, page 74

9.

You state that comparable restaurant sales growth in 2019 decreased due to new Asian concept restaurant openings near certain of your locations. Please revise to specify if such impact is limited to 2019 results, or if you expect such openings to continue to impact comparable restaurant sales growth in future periods. Please also add risk factor disclosure, to the extent applicable.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 77 of the Amendment to include a discussion of our expectation regarding future periods. We have also revised the risk factor on page 25 of the Amendment to reference the risks related to new restaurant openings as requested.

Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin, page 74

10.

We read your response to our prior comment 4 and note your revised disclosure. We also note that you continue to present Restaurant-Level Operating Income on the face of the Statement of Operations and in other areas of the document that present that measure, such as Selected Historical Financial Information. The Statement of Operations is a combined financial statement for the entire entity and should not be presented at a restaurant level. Please revise your Statement of Operations and related disclosure to present operating income for the entire entity.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 16, 70, 72, 79, 80, 82, 86, 87, F-3, F-22, F-27 of the Amendment to remove the subtotal line titled “Restaurant Level Operating Income” from all Statements of Operations and related financial tables.

11.

We note that you adjust for more than interest, taxes, depreciation and amortization in calculating the non-GAAP measure you call Restaurant-Level EBITDA. Please refer to Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to not characterize the non-GAAP measure as EBITDA and to use a title that clearly distinguishes the measure from “EBITDA,” such as “Adjusted EBITDA.”

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages iii, 1, 2, 3, 4, 76, 85, 86, 88, 95 and 96 of the Amendment to rename the term “Restaurant-Level EBITDA” to “Restaurant-Level Adjusted EBITDA” as suggested by the Staff.

Liquidity and Capital Resources, page 86

12.

We note that you made an aggregate of $22.4 million in distributions to LLC members in the nine months ended September 30, 2021. Please disclose the reason for these distributions, including why they were made at this time and how the amount of the distributions was determined, and whether they were obligated pursuant to agreements with such members. Please include similar disclosure in your prospectus summary, including a discussion of how it has impacted your cash amount.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 89 and 90 of the Amendment to including additional information regarding cash distributions as requested.

Certain Relationships and Related Party Transactions, page 115

13.

Please file the instruments governing the notes discussed in this section, and in particular the Ignite notes receivable and notes payable. See Item 601(b)(4) of Regulation S-K. We also note that notes are secured by an interest in the assets of each of the GEN entities. Please add risk factor disclosure highlighting risks to the company if you were to default on the notes.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have not filed the instruments governing the notes as they are not ongoing material obligations of the Company. We have added disclosure to page 124 of the Amendment clarifying that in connection with this offering, all notes will be repaid from the proceeds of the offering, and there will be no intercompany or related party loans going forward. As such, we do not believe there is an ongoing risk to the Company related to the notes or intercompany loans under the Company’s structure following the consummation of the offering.

14.

Please revise this section to identify the names of the related person involved in the related person transactions disclosed in this section (as opposed to the name of the entity), the approximate dollar value of the amount of the related persons’ interests in the transactions, and the amount of principal paid during the period for which disclosure is provided. Please also explain the business or operations of Ignite. See Item 404 of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 125 of the Amendment to include additional disclosure regarding the related persons involved in the related person transactions. We have also added disclosure on page 124 of the Amendment discussing the business of Ignite.

15.

Please file a copy of the consulting agreement with Ignite and revise your disclosure to explain the services performed by Ignite under the consulting agreement. Please also file your agreement(s) with Fast Fabrications, Wise Universal, Inc. and Pacific Global. See Item 601(b)(10) of Regulation S-K.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we have reviewed the referenced agreements and, based on that review, do not believe we are required to file such agreements as material contracts under Item 601(b)(10) of Regulation S-K. We are not substantially dependent on these agreements, and the termination of any of the referenced agreements would not cause substantial harm to our business, financial condition or results of operations over the longer term. Following the consummation of the offering, the consulting agreement with Ignite will be terminated and we will not have any relationship with Ignite going forward. Additionally, as described on page 125 of the Amendment, we will own Fast Fabrications following the consummation of the offering, and do not believe that any prior informal arrangement between the Company and Fast Fabrications is material in light of the Company’s ownership going forward. Lastly, there are no formal agreements between the Company and Pacific Global and Wise Universal. Even if such formal agreements existed, we believe that other providers could supply the Company with comparable products and resources, equivalent to those that the Company receives from Pacific Global and Wise Universal. For the foregoing reasons, we do not believe that our business is substantially dependent on our relationships and agreements with the above mentioned providers and therefore, do not believe we are required to file the referenced agreements as material contracts under Item 601(b)(10) of Regulation S-K.

Exhibits

16.	Please file any material lease agreement as an exhibit to the registration statement. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:

We respectfully advise the Staff that, in response to the Staff’s comment, we do not believe that we are party to any material lease agreements that are required to be filed under Item 601(b)(10)(ii)(D) of Regulation S-K. Although we enter into lease agreements in the ordinary course of our business, we respectfully advise the Staff that no individual lease agreement is material such that our business is substantially dependent on the continuation of such lease.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 476-9178 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal

Chief Financial Officer

Cc:	Michael Flynn, Esq.

Peter Wardle, Esq.

Steven Pidgeon, Esq.